Jiayin Group Inc.

26th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong New Area, Shanghai 200122

People’s Republic of China

May 8, 2019

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. David Gessert

Ms. Pam Long

Ms. Michelle Miller

Mr. Marc Thomas

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Jiayin Group Inc. (CIK: 0001743102)
Registration Statement on Form F-1 (File No. 333-228896)
Registration Statement on Form 8-A (File No. 001-38806)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Jiayin Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 5:00 p.m., Eastern Standard Time, on May 9, 2019, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company understands that Roth Capital Partners, LLC, the representative of the underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

JIAYIN GROUP INC.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

[Acceleration Request Letter (Issuer)]